Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed the pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053


                 [Presentation posted by UPM-Kymmene Corporation
                       on its web site on March 21, 2000]

[Slide 1]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those
expressed  in  the   forward-looking   statements.   Many  of  these  risks  and
uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

[Slide 2]

UPM-Kymmene
Key figures - January-February 2000

                           1-2/2000                  %-change vs. 99
Paper production           1.167 mill.t              +13%
Wood industry production   469.000m3                 +22%
Turnover                   1 414 MEUR                +16%
Operating profit           215 MEUR                  +71%
------------------------------------------------
Operating profit           15.2% (9.0%)

[Slide 3]

                      Current Champion - Earnings per share

[Bar graph representing the following information:

                  Earnings per share USD
              USD          IBES estimate US
1995          8.01
1996          1.48
1997          -5.72
1998          0.79
1999          2.43
2000                       4.2
2001                       7.07]